823

REXAM

PRESS RELEASE

Rexam's focus on Consumer Packaging delivers strong results

Rexam PLC, the global consumer packaging group, announces its interim results for the six months to 30 June 2001.

	2001	2000	Increase
Sales	£1,804m	£1,116m	+62%
Operating profit*	£165m	£108m	+53%
Profit before tax*	£103m	£93m	+11%
Earnings per share*	17.1p	15.0p	+14%
Interim dividend per share	6.7p	6.4p	+5%

*Based on operations before goodwill amortisation and exceptional items

Highlights

- Rexam's ongoing business, Consumer Packaging, increased operating profit (pro forma) by 11%
- Earnings per share increased by 14%
- Profits benefit from increased volumes and synergies from the acquisition of ANC in July 2000
- Plastic Packaging makes comeback from second half 2000
- Cash generation remains strong
- Debt reduction progresses with disposal programme realising £675m to date out of expected £800m
- Continued good trading at the beginning of the second half 2001

Commenting on the results Jeremy Lancaster, Chairman of Rexam, said:

"Rexam has had a good first half of the year, with a solid increase in sales and profits from our ongoing operations. Our consistent growth and strong cash generation have been very much in evidence. We are making good progress with our disposal programme which will result in significantly reduced debt and a company solely focused on consumer packaging. This focus has served the company well and we look forward to continued progress in the second half."

30 August 2001

Enquiries

Rexam PLC — **Tel: 020 7227 4100**

Rolf Börjesson, Chief Executive

Michael Hartnall, Finance Director

Per Erlandsson, Director of Communications

Financial Dynamics — **Tel: 020 7269 7291**

Richard Mountain/David Yates

dlw 9/9

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

CHAIRMAN'S STATEMENT

The first six months of the year have passed largely in line with expectations. Debt reduction has been in sharp focus and we are making good progress with the announced disposal programme. In addition, much time and energy has been channelled into integrating the operations of American National Can (ANC), acquired in July 2000, and we are now beginning to see the benefit of that work.

I am pleased to report that profit before tax was up 11% to £103m from £93m, and there was a 14% rise in earnings per share from 15.0p to 17.1p, both before goodwill amortisation and exceptional items. The enormous changes that have taken place in Rexam in the last twelve months, as we continue to focus on consumer packaging, make it difficult to draw comparisons with the first six months of last year. However, if we include ANC on a pro forma basis, Consumer Packaging sales increased by 9% from £1,404m for the first six months of last year to £1,535m this year (excluding the impact of currency fluctuations, the growth was 5%). Operating profit for Consumer Packaging rose 11% (8% excluding currency fluctuations) with most of the growth coming from synergies arising from the integration of ANC, better volumes and an increase in the credit from retirement benefits.

General trading

As stated in our Annual Report 2000, ongoing consumer packaging operations now fall under two main segments: Beverage Packaging and Plastic Packaging. In Beverage Packaging, sales continued to develop positively, driven by increased volumes and largely clement weather in our key markets. The synergies we anticipated from the acquisition of ANC have begun to drop through to the bottom line in line with our expectations. Our Plastic Packaging operations, which were adversely affected by a rise in raw material prices and a strong sterling in 2000, progressed encouragingly. Sales and profit improved, and we were successful in passing on some raw material cost increases to our customers. Of our businesses for sale, Rexam Image Products is feeling the impact of destocking by its US customers in the electronics and media businesses. TBS, the remaining business of our former Building and Engineering Sector, had a good first half.

Debt reduced as disposal of non core businesses continues

During the first six months Rexam continued its focus on Consumer Packaging. We completed the sale of the Rexam DSI and Rexam Release businesses, (part of the Coated Films and Papers Sector) for a total of £192m. Since the half year end we have divested MiTek, the main business in the former Building and Engineering Sector, for £275m and sold two European beverage can plants, Runcorn in the UK and La Ciotat in France, for a total of £52m. These two plants were sold pursuant to our undertaking to divest three of our European beverage can making plants to meet the European Commission's directive following the purchase of ANC.

Negotiations regarding the divestment of Rexam Image Products, TBS and the third beverage can plant in Gelsenkirchen, Germany, are continuing. The proceeds from the disposals, together with the strong underlying cash flow, have been used to pay down Rexam's borrowings. In total we have realised £675m of the approximate £800m that we have targeted for the period 2000 and 2001 and, by the end of the programme, debt should have reduced to approximately £1.4bn.

Acquisitions strengthen position

We have also strengthened our position in beverage cans and plastic containers in Europe since the end of June. At the start of July we announced that agreement had been reached to acquire a Czech beverage can making plant from Schmalbach-Lubeca, a German based packaging company, for £15m. The plant, based in Ejpovice some 60km from Prague, is the only beverage can making facility in Czechia. It will enable us to improve our service to key customers and will provide us with a solid bridgehead into eastern Europe. At the start of August we announced the acquisition of the Danish plastic packaging operation of Danapak A/S for £16m. This purchase consolidates our position in the Nordic countries and follows our goal to attain leading positions in our chosen markets.

Balancing capacity and demand in US beverage can market

In the USA we announced the closure of our Houston beverage can manufacturing plant in a move to bring our can making capacity more into line with demands. Rexam's commitment to operational excellence in the total supply chain has improved productivity and streamlined distribution so that we can continue to meet the needs of our customers even after the closure of this plant.

Dividends

The Board has approved an interim dividend payment of 6.7 pence per share, an increase of 5% on last year. The dividend will be paid on 5 November 2001 to holders of ordinary shares registered on 12 October 2001.

Looking forward

Consumer Packaging is a fundamentally non-cyclical business characterised by generally consistent growth and good cash generation. These characteristics have been very much in evidence during the first six months of the year. Sales and profits are on track for the start of the second half and we remain confident of being able to build on this strong position during the rest of the year.

Jeremy Lancaster
Chairman

30 August 2001

OPERATING AND FINANCIAL REVIEW

Rexam's strategy for some years has been to focus its activities exclusively within the consumer packaging industry. As a result of a number of major acquisitions and disposals the Group is now the fifth largest consumer packaging company in the world with annual sales to the beverage, health, beauty and food industries in excess of £3 billion. Sales to major consumer products customers operating in these non-cyclical industries gives Rexam substantial protection during recessionary periods.

2001 PERFORMANCE

	6 months to 30.6.01 £m	6 months to 30.6.00 £m	
Sales	**1,804**	1,116	+62%
Operating profit*	**165**	108	+53%
Interest	**(62)**	(15)	+313%
Profit before tax*	**103**	93	+11%
Earnings per share (pence)*	**17.1**	15.0	+14%
Dividends per share (pence)	**6.7**	6.4	+5%

*Before goodwill amortisation and exceptional items

Trading during the first half of 2001 was generally strong with all the consumer packaging sectors performing in line with expectations. The only disappointment was from Image Products, the unsold division within the Coated Films and Papers Sector, which experienced severe destocking from its electronics and media customers.

The substantial changes to the portfolio make comparison of trading results for the first half of 2001 with the first half of 2000 somewhat difficult. American National Can (ANC) was purchased for £1.5bn at the end of July 2000. To fund the acquisition the Board decided to sell all of its non-packaging interests. This disposal programme is progressing well, as discussed in "Disposals" below, but further complicates the comparison of results.

To assist with the comparison of the trading results, the sales and operating profit tables set out below compare the ongoing consumer packaging sectors before goodwill amortisation and exceptional items and assume that all businesses had been owned from the beginning of 2000.

SALES

		£m	
Sales as reported 6 months to 30.6.00		1,116	
Disposals and planned disposals		(464)	
Consumer Packaging 6 months to 30.6.00		652	
Impact of acquisitions		752	
Consumer Packaging 6 months to 30.6.00 - pro forma basis		1,404	
Currency fluctuations	64		
Improved sales	67		
		131	+9%
Consumer Packaging as reported 6 months to 30.6.01		1,535	

Sales growth was 9%, or 5% allowing for the impact of currency fluctuations, and is in line with expectations for the ongoing portfolio of businesses. Most of the growth was from volume increases rather than price increases, with particularly good demand for beverage cans in Europe and for beauty products.

OPERATING PROFIT

		£m	
Operating profit as reported 6 months to 30.6.00		108	
Disposals and planned disposals		(45)	
Consumer Packaging 6 months to 30.6.00		63	
Impact of acquisitions		64	
Consumer Packaging 6 months to 30.6.00 - pro forma basis		127	
Currency fluctuations	4		
Improved operating profit	10		
		14	+11%
Consumer Packaging as reported 6 months to 30.6.01		141	

Operating profit was up 11% to £141m, or 8% allowing for the impact of currency fluctuations. Most of the growth derives from integration synergies from the ANC acquisition, improved volumes and retirement benefits.

SEGMENT ANALYSIS

The following segment analysis is based upon operations before goodwill amortisation and exceptional items.

Beverage Packaging	6 months to 30.6.01	6 months to 31.12.00	6 months to 30.6.00
Sales	**£1,149m**	£945m	£295m
Operating profit	**£101m**	£83m	£27m
Return on sales	**8.8%**	8.8%	9.2%

Sales were strong in both the American and European can businesses due mainly to long term contracted commitments and favourable weather conditions. Consequently, profitability improved aided by synergy benefits arising from the integration of ANC. While market sales prices in the United States declined during summer 2000 leading to lower profitability, this trend has now been reversed as we have achieved modest increases in recent months. Higher energy costs affected the European glass businesses, although increased sales and good cost control kept the division profitability in line with the previous year.

Plastic Packaging	6 months to 30.6.01	6 months to 31.12.00	6 months to 30.6.00
Sales	**£386m**	£359m	£357m
Operating profit	**£25m**	£15m	£25m
Return on sales	**6.5%**	4.2%	7.0%

The difficult conditions experienced by Plastic Packaging in the second half of 2000 largely have been overcome and it has recovered to report profits in line with last year. Sales were generally stronger, particularly beauty and closures products, although the transfer of production following the closure of the two UK plants caused some disruption. Raw material price increases were modest and generally passed on to customers, with shortfalls being covered by efficiency improvements. It is anticipated that this improved level of performance can be carried through into the second half of the year.

Retirement benefits	6 months to 30.6.01	6 months to 31.12.00	6 months to 30.6.00
Operating profit	**£15m**	£24m	£11m

As detailed in the 2000 Annual Report, Rexam has decided to disclose separately the interest and amortisation of variations arising from retirement benefits. The increase in the variation credit is due mainly to the higher actuarial surplus that arose from the triennial valuation of Rexam's UK pension fund in 2000, offset to some extent by additional costs arising on ANC retirement benefits. Earnings from this source should not change materially until the funds are again valued in 2003, and the new accounting standard, Financial Reporting Standard 17 "Retirement Benefits", is adopted in full.

Disposals and businesses for sale	6 months to 30.6.01	6 months to 31.12.00	6 months to 30.6.00
Sales	**£150m**	£168m	£174m
Operating profit	**£4m**	£17m	£13m
Return on sales	**2.7%**	10.1%	7.5%

Disposals and businesses for sale include Image Products from the Coated Films and Papers Sector, TBS from the Building and Engineering Sector, La Ciotat from Beverage Packaging and some smaller businesses sold or intended for sale. The results of Image Products were very disappointing with substantial destocking affecting sales to long established customers in the electronic, photographic and media industries mainly based in the United States. The prospects for the remainder of the year are uncertain, with order books showing no sign of recovery. TBS reported a good improvement and its order book remains robust for the remainder of this year, with strong demand from both the automotive and the telecoms industries.

Discontinued operations	6 months to 30.6.01	6 months to 31.12.00	6 months to 30.6.00
Sales	**£119m**	£196m	£290m
Operating profit	**£20m**	£31m	£32m
Return on sales	**16.8%**	15.8%	11.0%

Discontinued operations for the six months to 30.6.01 comprise the Coated Films and Papers Sector excluding Image Products, and MiTek from the Building and Engineering Sector. Prior periods include previously disposed sectors. The timing of disposals in each period means that direct comparison is not meaningful. The performance of MiTek, whose sale was completed in July 2001, was again robust.

EXCEPTIONAL ITEMS

Exceptional items for the six months to 30.6.01 are summarised in the following table.

	£m
Profit on businesses sold	
DSI	59
Release	28
Coated Films and Papers Sector	87
Other disposals and costs	(3)
	84
Attributable capitalised goodwill written off	(11)
Attributable goodwill in reserves written off	(76)
	(3)
Taxation on businesses sold	(15)
	(18)

The £76m of attributable goodwill in reserves written off had no impact on shareholders' funds.

INTEREST

Interest expense for the six months to 30.6.01 was £62m compared with £15m in the corresponding period, increasing significantly following the acquisition of ANC. It is likely to reduce somewhat in the second half of the year as the disposal programme continues and the Group benefits from lower short term interest rates in the United States, Europe and the UK. Interest cover for the period was 2.7 times operating profit before goodwill amortisation and exceptional items, while the average interest rate on borrowings was around 6.3%.

TAXATION

The tax rate for the six months to 30.6.01 was 30% on profit before goodwill amortisation and exceptional items, and represents the best estimate of the 2001 annual tax rate. Exceptional taxation, principally on the disposal of the DSI and Release businesses, is estimated at £15m.

DISPOSALS

The Group expects to realise at least £800m from its disposal programme during the two years 2000 and 2001 and has to date realised £675m.

	£m	£m
Disposals in year to 31.12.00		163
Disposals completed in 6 months to 30.6.01		
DSI	102	
Release	90	
Coated Films and Papers Sector	192	
Other disposals and costs	(7)	
		185
Disposals announced or completed since 30.6.01		
MiTek	275	
La Ciotat and Runcorn beverage can plants	52	
		327
		675

Discussions are continuing to effect the disposal of Image Products comprising the final part of the Coated Films and Papers Sector, TBS comprising the remaining business in the Building and Engineering Sector and Gelsenkirchen, the European beverage can plant.

CASHFLOW

	6 months to 30.6.01 £m	6 months to 30.6.00 £m	Year to 31.12.00 £m
Cashflow from operations after taxation, interest and non equity dividends	**154**	125	245
Change in working capital	**(63)**	(86)	12
Trade debtor securitisation proceeds	**39**	-	-
Capital expenditure (net)	**(93)**	(62)	(152)
Free cashflow	**37**	(23)	105
Equity dividends*	**-**	(34)	(59)
Business cashflow	**37**	(57)	46
Acquisitions and related expenditure	**(6)**	(4)	(1,571)
Disposals	**185**	107	163
Cash flow	**216**	46	(1,362)
Currency fluctuations	**(28)**	(38)	(91)
Share capital changes	**1**	1	(1)
Net borrowings at the beginning of the year	**(2,060)**	(606)	(606)
Net borrowings at the end of the period	**(1,871)**	(597)	(2,060)

*Final dividend for 2000 paid in July 2001

Net borrowings reduced to £1,871m mainly as the result of the disposal programme and a positive free cash flow. Proceeds of £39m were received in June 2001 from a trade debtor securitisation programme.

Since the end of June £327m has been raised from disposals, as discussed above, and the Group has spent £31m on two small acquisitions. The acquisition of Ejpovice, a beverage can making facility in Czechia, was announced in July and Danapak, a plastic packaging business in Denmark, was announced in August. These transactions reduce pro forma net borrowings to £1,575m.

CAPITAL EXPENDITURE

Gross capital expenditure was £97m and disposal proceeds were £4m. The higher level of expenditure reflects the inclusion of the more capital intensive ANC businesses, furnace rebuilds in the Glass Sector and expansion within the Beauty and Closures Sector. It is anticipated that capital expenditure will continue at a similar level in the second half of 2001.

	6 months to 30.6.01	6 months to 30.6.00	Year to 31.12.00
Capital expenditure (gross)	**£97m**	£68m	£161m
Depreciation	**£82m**	£69m	£145m
Ratio	**1.18**	0.99	1.11

BALANCE SHEET AND GEARING

Gearing has reduced significantly in the period due mainly to the cash generated from operations, trade debtor securitisation and the disposal programme. It has reduced further since June following the disposal of MiTek and two of the European beverage can plants, both which reduced borrowings and added to shareholders' funds.

	As at 30.6.01 £m	As at 30.6.00 £m	As at 31.12.00 £m
Intangible fixed assets	**1,236**	276	1,269
Other net assets	**1,376**	1,050	1,474
	2,612	1,326	2,743
Equity including minority interests	**741**	729	683
Net borrowings	**1,871**	597	2,060
	2,612	1,326	2,743
Gearing	**252%**	82%	302%

SUMMARY

A good first half of the year with Consumer Packaging sales and profits on track and borrowings reducing as the disposal programme moves to its final stage.

Rolf Börjesson
Chief Executive

Michael Hartnall
Finance Director

30 August 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the 6 months to 30.6.01 – Unaudited

	Operations before goodwill amortisation and exceptional items £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Turnover (Note 2)				
Continuing operations	1,685	-	-	1,685
Discontinued operations	119	-	-	119
	1,804	-	-	1,804
Turnover of associates (Note 3)	(48)	-	-	(48)
	1,756	-	-	1,756
Operating expenses				
Continuing operations	(1,492)	(32)	-	(1,524)
Discontinued operations	(99)	(1)	-	(100)
	(1,591)	(33)	-	(1,624)
Operating profit (Note 2)				
Continuing operations	145	(32)	-	113
Discontinued operations	20	(1)	-	19
	165	(33)	-	132
Disposals of businesses (Note 4)	-	-	(3)	(3)
Profit on ordinary activities before interest	165	(33)	(3)	129
Interest	(62)	-	-	(62)
Profit on ordinary activities before taxation	103	(33)	(3)	67
Taxation on ordinary activities (Note 5)	(31)	-	(15)	(46)
Profit on ordinary activities after taxation	72	(33)	(18)	21
Equity minority interests				(2)
Profit for the financial period				19
Preference dividends on non equity shares				(3)
Profit attributable to ordinary shareholders				16
Ordinary dividends on equity shares (Note 7)				(26)
Retained loss for the financial period				(10)
Earnings per ordinary share (pence) (Note 6)				
Basic	17.1			4.1
Diluted	16.7			4.1
Dividends per ordinary share (pence) (Note 7)				6.7

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the 6 months to 30.6.00 - Unaudited

	Operations before goodwill amortisation and exceptional items £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Turnover (Note 2)				
Continuing operations	826	-	-	826
Discontinued operations	290	-	-	290
	1,116	-	-	1,116
Turnover of associates (Note 3)	(8)	-	-	(8)
	1,108	-	-	1,108
Operating expenses				
Continuing operations	(743)	(4)	-	(747)
Discontinued operations	(257)	(1)	-	(258)
	(1,000)	(5)	-	(1,005)
Operating profit (Note 2)				
Continuing operations	76	(4)	-	72
Discontinued operations	32	(1)	-	31
	108	(5)	-	103
Profit on fixed assets – continuing operations	-	-	3	3
Disposals of businesses (Note 4)	-	-	(69)	(69)
Profit on ordinary activities before interest	108	(5)	(66)	37
Interest	(15)	-	-	(15)
Profit on ordinary activities before taxation	93	(5)	(66)	22
Taxation on ordinary activities (Note 5)	(29)	-	(1)	(30)
Loss on ordinary activities after taxation	64	(5)	(67)	(8)
Equity minority interests				(2)
Loss for the financial period				(10)
Preference dividends on non equity shares				(3)
Loss attributable to ordinary shareholders				(13)
Ordinary dividends on equity shares (Note 7)				(25)
Retained loss for the financial period				(38)
Earnings per ordinary share (pence) (Note 6)				
Basic	15.0			(3.3)
Diluted	14.8			(3.3)
Dividends per ordinary share (pence) (Note 7)				6.4

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year to 31.12.00 - Audited

	Operations before goodwill amortisation and exceptional items £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Turnover(Note 2)				
Continuing operations	2,298	-	-	2,298
Discontinued operations	486	-	-	486
	2,784	-	-	2,784
Turnover of associates (Note 3)	(54)	-	-	(54)
	2,730	-	-	2,730
Operating expenses				
Continuing operations (Note 4)	(2,030)	(32)	(37)	(2,099)
Discontinued operations	(422)	(1)	-	(423)
	(2,452)	(33)	(37)	(2,522)
Operating profit (Note 2)				
Continuing operations	215	(32)	(37)	146
Discontinued operations	63	(1)	-	62
	278	(33)	(37)	208
Profit on fixed assets – continuing operations	-	-	5	5
Disposals of businesses (Note 4)	-	-	(64)	(64)
Profit on ordinary activities before interest	278	(33)	(96)	149
Interest	(76)	-	(13)	(89)
Profit on ordinary activities before taxation	202	(33)	(109)	60
Taxation on ordinary activities (Note 5)	(61)	-	14	(47)
Profit on ordinary activities after taxation	141	(33)	(95)	13
Equity minority interests				(3)
Profit for the financial year				10
Preference dividends on non equity shares				(5)
Profit attributable to ordinary shareholders				5
Ordinary dividends on equity shares (Note 7)				
Retained loss for the financial year				(54)
Earnings per ordinary share (pence) (Note 6)				
Basic	33.9			1.3
Diluted	33.0			1.3
Dividends per ordinary share (pence) (Note 7)				15.1

CONSOLIDATED BALANCE SHEET

	Unaudited as at 30.6.01 £m	Unaudited as at 30.6.00 £m	Audited as at 31.12.00 £m
Fixed assets			
Intangible assets	**1,236**	276	1,269
Tangible assets	**1,244**	799	1,308
Investments	**113**	16	109
	2,593	1,091	2,686
Current assets			
Properties surplus to requirements	**6**	2	3
Businesses held for resale	**56**	-	58
Stocks	**381**	283	408
Debtors receivable within one year	**569**	427	522
Less: securitised debtors receivable within one year	**(39)**	-	-
	530	427	522
Pensions receivable after more than one year	**350**	122	326
Other debtors receivable after more than one year	**52**	8	44
Marketable securities and money market deposits	**39**	32	21
Cash at bank and in hand	**75**	52	90
	1,489	926	1,472
Creditors: amounts falling due within one year			
Borrowings	**(118)**	(451)	(164)
Other creditors	**(789)**	(455)	(748)
Net current assets	**582**	20	560
Total assets less current liabilities	**3,175**	1,111	3,246
Creditors: amounts falling due after more than one year			
Borrowings	**(1,867)**	(230)	(2,007)
Other creditors	**(27)**	(9)	(33)
Provisions for liabilities and charges	**(540)**	(143)	(523)
	741	729	683
Capital and reserves			
Equity share capital	**255**	254	255
Non equity share capital	**90**	93	90
Called up share capital	**345**	347	345
Equity reserves:			
Share premium account	**397**	396	396
Capital redemption reserve	**279**	276	279
Profit and loss reserve	**(304)**	(311)	(359)
	717	708	661
Equity minority interests	**24**	21	22
	741	729	683

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited 6 months to 30.6.01 £m	Unaudited 6 months to 30.6.00 £m	Audited Year to 31.12.00 £m
Cash flow from operating activities (Note 8)	**213**	88	356
Returns on investments and servicing of finance			
Net interest paid	**(63)**	(19)	(61)
Commitment and facility fees paid on acquisition of ANC	**-**	(15)	(24)
Dividends paid to non equity shareholders	**(3)**	(3)	(6)
Dividends paid to minority shareholders	**-**	-	(1)
	(66)	(37)	(92)
Taxation paid	**(17)**	(27)	(56)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(97)**	(68)	(161)
Purchase of other fixed asset investments	**(1)**	(7)	(35)
Sale of tangible fixed assets	**4**	6	9
Sale of other fixed asset investments	**-**	2	5
	(94)	(67)	(182)
Acquisitions and disposals			
Purchase of subsidiary undertakings and businesses	**(5)**	(8)	(610)
Sale of subsidiary undertakings and businesses	**171**	85	107
	166	77	(503)
Ordinary dividends paid to equity shareholders	**-**	(34)	(59)
Cash flow before management of liquid resources and financing	**202**	-	(536)
Management of liquid resources			
Marketable securities and money market deposits	**(18)**	9	21
Financing			
Issue of ordinary equity share capital	**1**	1	2
Redemption of non equity B shares	**-**	-	(3)
Net (decrease)/ increase in loans	**(234)**	(18)	505
Capital element of finance leases	**(3)**	-	(3)
	(236)	(17)	501
Decrease in cash	**(52)**	(8)	(14)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Unaudited 6 months to 30.6.01 £m	Unaudited 6 months to 30.6.00 £m	Audited Year to 31.12.00 £m
Profit/(loss) for the financial period	**19**	(10)	10
Currency fluctuations:			
Intangible fixed assets	**6**	7	19
Tangible fixed assets	**17**	22	34
Net borrowings	**(28)**	(38)	(91)
Other net assets	**(6)**	3	(5)
	(11)	(6)	(43)
Total recognised gains and losses for the financial period	**8**	(16)	(33)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Unaudited 6 months to 30.6.01 £m	Unaudited 6 months to 30.6.00 £m	Audited Year to 31.12.00 £m
Balance at the beginning of the year	**661**	667	667
Profit/(loss) for the financial period	**19**	(10)	10
Dividends	**(29)**	(28)	(64)
Retained loss for the financial period	**(10)**	(38)	(54)
Currency fluctuations	**(11)**	(6)	(43)
Issue of equity share capital under share option schemes	**1**	1	2
Redemption of non equity B shares	**-**	-	(3)
Goodwill written off on business disposals	**76**	84	92
Balance at the end of the period	**717**	708	661

ANALYSIS OF CHANGES IN NET BORROWINGS

	Marketable securities and money market deposits £m	Loan capital and currency swaps £m	Capital element of finance leases £m	Cash at bank and in hand and bank overdrafts £m	Net borrowings £m
At 1 January 2000	40	(691)	(1)	46	(606)
Currency fluctuations	1	(34)	1	(6)	(38)
Acquired/disposed	-	20	-	-	20
Debt restructuring of Russian operations	-	26	-	-	26
Cash movements	(9)	18	-	(8)	1
At 30 June 2000	32	(661)	-	32	(597)
At 1 January 2000	40	(691)	(1)	46	(606)
Currency fluctuations	2	(94)	(1)	2	(91)
Acquired/disposed	-	(784)	(68)	-	(852)
Debt restructuring of Russian operations	-	26	-	-	26
Cash movements	(21)	(505)	3	(14)	(537)
At 31 December 2000	21	(2,048)	(67)	34	(2,060)
Currency fluctuations	-	(31)	(3)	6	(28)
Acquired/disposed	-	14	-	-	14
Cash movements	18	234	3	(52)	203
At 30 June 2001	**39**	**(1,831)**	**(67)**	**(12)**	**(1,871)**

1 Basis of preparation

The Interim Accounts have been prepared in accordance with the accounting policies set out in the Rexam PLC Annual Report and Accounts for the year to 31.12.00.

In preparing the Interim Accounts the following restatements have been made to the corresponding amounts:

(a) The Accounts for the year to 31.12.00 and the six months to 30.6.00 have been restated to reflect the discontinuance of the Release, DSI and US Metallising divisions from the Coated Films and Papers Sector and MiTek from the Building and Engineering Sector.

(b) The segment analysis for the six months to 30.6.00 has been restated to combine the Beauty, Healthcare and Speciality Food Packaging Sectors into Plastic Packaging.

(c) The segment analysis for the year to 31.12.00 and the six months to 30.6.00 have been restated to reflect the movement into "Disposals and businesses for sale" of the Rexam Image Products division from the Coated Films and Papers Sector, TBS Engineering from the Building and Engineering Sector, Containers Portsmouth from Plastic Packaging and La Ciotat from Beverage Packaging.

(d) The segment analysis for the six months to 30.6.00 has been restated for the separation of retirement benefit interest and amortisation of variations and the consequent adjustment to the allocation of corporate costs.

In accordance with UK accounting practice, the two former ANC beverage can plants, Runcorn and Gelsenkirchen, are not consolidated but shown as businesses held for resale on the balance sheet.

The consolidated profit and loss account and consolidated cash flow statement for the year to 31.12.00 and the consolidated balance sheet at 31.12.00 comprise an abridged version of the full Group Accounts for that year which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237 (2) or section 237 (3) of the Companies Act 1985.

The principal exchange rates against sterling were:

	6 months to 30.6.01	6 months to 30.6.00	Year to 31.12.00
Average			
United States dollar	**1.44**	1.57	1.52
Euro	**1.60**	1.63	1.64
Closing			
United States dollar	**1.42**	1.51	1.49
Euro	**1.64**	1.60	1.59

2 Segment analysis

Six months to 30.6.01	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
Beverage Packaging	1,149	101	70	8.8	942	2,108
Plastic Packaging	386	25	24	6.5	458	511
Consumer Packaging	1,535	126	94	8.2	1,400	2,619
Retirement benefits	-	15	15	-	(40)	(40)
	1,535	141	109	9.2	1,360	2,579
Taxation and dividends	-	-	-	-	(164)	(164)
Ongoing operations	1,535	141	109	9.2	1,196	2,415
Disposals and businesses for sale	150	4	4	2.7	166	166
Continuing operations	1,685	145	113	8.6	1,362	2,581
Discontinued operations	119	20	19	16.8	14	31
	1,804	165	132	9.1	1,376	2,612
United Kingdom and Ireland	276	18	12	6.5	349	590
Continental Europe	552	66	55	12.0	575	973
The Americas	783	42	28	5.4	540	1,069
Rest of the world	74	4	3	5.4	102	153
Retirement benefits	-	15	15	-	(40)	(40)
Taxation and dividends	-	-	-	-	(164)	(164)
Continuing operations	1,685	145	113	8.6	1,362	2,581
Discontinued operations	119	20	19	16.8	14	31
	1,804	165	132	9.1	1,376	2,612

2 Segment analysis (continued)

Six months to 30.6.00	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
Beverage Packaging	295	27	24	9.2	316	518
Plastic Packaging	357	25	24	7.0	474	526
Consumer Packaging	652	52	48	8.0	790	1,044
Retirement benefits	-	11	11	-	43	43
	652	63	59	9.7	833	1,087
Taxation and dividends	-	-	-	-	(118)	(118)
Ongoing operations	652	63	59	9.7	715	969
Disposals and businesses for sale	174	13	13	7.5	184	184
Continuing operations	826	76	72	9.2	899	1,153
Discontinued operations	290	32	31	11.0	151	173
	1,116	108	103	9.7	1,050	1,326
United Kingdom and Ireland	173	6	5	3.5	238	280
Continental Europe	383	38	36	9.9	404	573
The Americas	233	16	16	6.9	253	266
Rest of the world	37	5	4	13.5	79	109
Retirement benefits	-	11	11	-	43	43
Taxation and dividends	-	-	-	-	(118)	(118)
Continuing operations	826	76	72	9.2	899	1,153
Discontinued operations	290	32	31	11.0	151	173
	1,116	108	103	9.7	1,050	1,326

2 Segment analysis (continued)

Year to 31.12.00	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
Beverage Packaging	1,240	110	59	8.9	954	2,149
Plastic Packaging	716	40	22	5.6	415	468
Consumer Packaging	1,956	150	81	7.7	1,369	2,617
Retirement benefits	-	35	35	-	(46)	(46)
	1,956	185	116	9.5	1,323	2,571
Taxation and dividends	-	-	-	-	(114)	(114)
Ongoing operations	1,956	185	116	9.5	1,209	2,457
Disposals and businesses for sale	342	30	30	8.8	158	158
Continuing operations	2,298	215	146	9.4	1,367	2,615
Discontinued operations	486	63	62	13.0	107	128
	2,784	278	208	10.0	1,474	2,743
United Kingdom and Ireland	436	22	(3)	5.0	333	586
Continental Europe	852	100	84	11.7	565	988
The Americas	900	48	22	5.3	521	1,042
Rest of the world	110	10	8	9.1	108	159
Retirement benefits	-	35	35	-	(46)	(46)
Taxation and dividends	-	-	-	-	(114)	(114)
Continuing operations	2,298	215	146	9.4	1,367	2,615
Discontinued operations	486	63	62	13.0	107	128
	2,784	278	208	10.0	1,474	2,743

Return on sales is based upon operating profit before goodwill amortisation and exceptional items divided by turnover. Net assets comprise total assets less current liabilities, creditors falling due after more than one year and provisions for liabilities and charges, excluding net borrowings. The Group's share of turnover and operating profits less losses of associated undertakings, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business segments or geographical regions.

3 Turnover of associates

	6 months to 30.6.01 £m	6 months to 30.6.00 £m	Year to 31.12.00 £m
Continuing operations	**48**	7	53
Discontinued operations	**-**	1	1
	48	8	54

4 Exceptional items

	6 months to 30.6.01 £m	6 months to 30.6.00 £m	Year to 31.12.00 £m
Included in operating profit - continuing operations			
ANC integration costs	**-**	-	(22)
Reorganisation costs	**-**	-	(10)
Tangible fixed assets impaired	**-**	-	(5)
	-	-	(37)
Disposals of businesses			
Profit before attributable goodwill	**84**	22	36
Attributable capitalised goodwill written off	**(11)**	(7)	(8)
Attributable goodwill in reserves written off	**(76)**	(84)	(92)
	(3)	(69)	(64)
Continuing operations	**1**	-	5
Discontinued operations	**(4)**	(69)	(69)
	(3)	(69)	(64)

5 Taxation

The taxation charge on ordinary activities before exceptional items is calculated by applying the directors' best estimates of the annual taxation rate, currently 30%, to the profit for the six months to 30.6.01. Taxation on exceptional items is based on the expected taxation impact of each transaction.

	6 months to 30.6.01 £m	6 months to 30.6.00 £m	Year to 31.12.00 £m
Taxation arising on exceptional items			
Disposals of businesses – discontinued operations	**(15)**	(1)	2
Other movements – continuing operations	**-**	-	12
	(15)	(1)	14

6 Earnings per share

	6 months to 30.6.01 Pence	6 months to 30.6.00 Pence	Year to 31.12.00 Pence
Earnings per ordinary share (basic)			
Before goodwill amortisation and exceptional items	**17.1**	15.0	33.9
Including goodwill amortisation and exceptional items	**4.1**	(3.3)	1.3
Earnings per ordinary share (diluted)			
Before goodwill amortisation and exceptional items	**16.7**	14.8	33.0
Including goodwill amortisation and exceptional items*	**4.1**	(3.3)	1.3

	6 months to 30.6.01 £m	6 months to 30.6.00 £m	Year to 31.12.00 £m
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	**67**	59	133
Dilution on conversion of preference shares	**3**	3	5
Earnings before goodwill amortisation and exceptional items on a diluted basis	**70**	62	138
Profit/(loss) attributable to ordinary shareholders	**16**	(13)	5
Dilution on conversion of preference shares*	**3**	3	5
Earnings on a diluted basis	**19**	(10)	10

	6 months to 30.6.01 Number Millions	6 months to 30.6.00 Number Millions	Year to 31.12.00 Number Millions
Average number of ordinary shares in issue for the period	**391.3**	393.9	392.9
Dilution on conversion of preference shares*	**24.4**	24.4	24.4
Dilution on exercise of outstanding share options*	**3.6**	1.3	1.5
Average number of shares on a diluted basis	**419.3**	419.6	418.8
The number of shares in issue at the end of the period	**397.0**	395.9	396.4

* There was no dilution arising from the conversion of preference shares or the exercise of outstanding share options in any period shown.

7 Ordinary dividends on equity shares

	6 months to 30.6.01 £m	6 months to 30.6.00 £m	Year to 31.12.00 £m
2001 interim dividend of 6.7p payable on 5 November 2001	**26**	-	-
2000 final dividend of 8.7p payable 3 July 2001	-	-	34
2000 interim dividend of 6.4p paid 6 November 2000	-	25	25
	26	25	59

8 Cash flow from operating activities

	6 months to 30.6.01 £m	6 months to 30.6.00 £m	Year to 31.12.00 £m
Continuing operations:			
Operating profit	**113**	72	146
Depreciation	**78**	57	125
Goodwill amortisation	**32**	4	32
Movement in working capital: normal	**(52)**	(69)	(3)
Movement in working capital: securitised debtors	**39**	-	-
Non cash element of retirement benefits	**(15)**	(7)	(30)
Other movements	**5**	1	7
	200	58	277
Discontinued operations:			
Operating profit	**19**	31	62
Depreciation	**4**	12	20
Goodwill amortisation	**1**	1	1
Movement in working capital: normal	**(11)**	(17)	(10)
Non cash element of retirement benefits	**-**	1	1
Other movements	**-**	2	5
	13	30	79
Cash flow from operating activities	**213**	88	356

9 Financial information

A copy of the information to be provided to financial analysts is available on request from the Company Secretary, Rexam PLC at 4 Millbank, London SW1P 3XR.

INDEPENDENT REVIEW REPORT TO REXAM PLC

Introduction

We have been instructed by the company to review the financial information for the six months to 30 June 2001 set out on pages 11 to 24. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding Annual Accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months to 30 June 2001.

Ernst & Young LLP
30 August 2001